UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On February 10, 2014, the registrant announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

On February 10, 2014, the registrant also announced the resignation, effective March 4, 2014, of its chief financial officer, Mr. Alex Ho, who is leaving to start his own business. A copy of the press release issued by the registrant regarding Mr. Ho’s resignation is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the fourth quarter and fiscal year ended December 31, 2013.

99.2	Press release regarding resignation of chief financial officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: February 12, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding financial results for the fourth quarter and fiscal year ended December 31, 2013.

99.2	Press release regarding resignation of chief financial officer.

Exhibit 99.1

Changyou Reports Fourth Quarter 2013 and Fiscal Year 2013 Unaudited Financial Results

Company Achieves Record Total Revenues for the Fourth Quarter and for the Full Year

Beijing, China, February 10, 2014 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth quarter 2013 Highlights

•	Total revenues reached a record US$194.9 million, an increase of 6% quarter-over-quarter and 12% year-over-year, and were in line with the Company’s guidance.

•	Online game revenues reached a record US$172.0 million, an increase of 6% quarter-over-quarter and 9% year-over-year, and were in line with the Company’s guidance.

•	Online advertising revenues reached a record US$16.9 million, an increase of 3% quarter-over-quarter and 35% year-over-year, and were in line with the Company’s guidance.

•	Net income attributable to Changyou.com Limited was US$43.0 million, a decrease of 41% quarter-over-quarter and 43% year-over-year. Net income attributable to Changyou.com Limited per fully-diluted ADS[1] was US$0.81.

•	Non-GAAP[2] net income attributable to Changyou.com Limited was US$43.3 million, a decrease of 41% quarter-over-quarter and 43% year-over-year, and exceeded the Company’s guidance by US$21.3 million. Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS was US$0.82.

•	On December 24, 2013, the Company completed the acquisition of 62.5% of the equity interests, on a fully-diluted basis, of a company that holds all of the assets associated with RaidCall (“RaidCall”), a free social communication platform (such assets, the “RaidCall Business”). The RaidCall Business was consolidated into Changyou’s financial statements commencing December 31, 2013.

•	On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding American depositary shares, or ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015. As of December 31, 2013, Changyou had repurchased 590,500 Changyou ADSs under the share repurchase program at an aggregate cost of US$17.3 million.

Fiscal Year 2013 Highlights

•	Total revenues reached a record US$737.9 million, an increase of 18% year-over-year.

•	Online game revenues reached a record US$669.2 million, an increase of 17% year-over-year.

•	Online advertising revenues reached a record US$50.0 million, an increase of 18% year-over-year.

•	Net income attributable to Changyou.com Limited was US$268.6 million, or US$5.04 per fully-diluted ADS. Net income attributable to Changyou.com Limited decreased 5% year-over-year.

[1]	Each ADS represents two Class A ordinary shares.
[2]	Non-GAAP results exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

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•	Non-GAAP net income attributable to Changyou.com Limited was US$269.9 million, or US$5.06 per fully-diluted ADS. Non-GAAP net income attributable to Changyou.com Limited decreased 7% year-over-year.

Mr. Tao Wang, Changyou’s Chief Executive Officer, commented, “Our online games business continues to grow and be supported by our flagship titles TLBB, Wartune and DDTank. The latest game updates for TLBB (New TLBB) and Wartune (Wartune II) spurred growth in both games after their respective releases. In order to increase our chance of success in mobile games, aside from in-house development, we are reaching outwards to capitalize on the pool of game development talent outside the company. We will carry out co-development of mobile games as well as license third-party mobile games through the Win Plan, a new licensing program, to help us identify the best new products from independent developers. We are also deepening the spirit of innovation and entrepreneurship within the Company. We are announcing new employee incentive plans, aimed at giving our employees a sense of ownership by allowing them to participate in the success of the company and in specific projects. We believe our investments in such areas will make it possible for us to capture great products to further grow our business and enhance our position as a leading online games company.”

Changyou’s President, Mr. Dewen Chen, added, “The solid performance of the 17173 business and newly-launched software applications over the past quarter is encouraging. The 17173 website has become the most important single source of news, tips, and social networking for gamers – a resource that gamers know puts them first. It is now expanding across multiple platforms, with the introduction of multiple software applications that include the 17173 Browser on PCs, and 17173 Mobile and Game Jewel on mobile and others. We are continuing to hire engineers and content managers for mobile as we build new software applications and improve on existing ones. We will be continuing our advertising campaign for our software applications in 2014 to accelerate the development of a platform business.”

Mr. Alex Ho, Changyou’s chief financial officer, said: “We ended fiscal year 2013 with revenues across each of our businesses reaching new highs in the fourth quarter, and solid growth in our top-line results for the full year. With the consistent rich cash inflows from our existing businesses, we are in a good position to continue investments in mobile games and new software applications of our platform initiative, which we believe can enhance the competitiveness and industry position of the Company and increase shareholders’ value over the long term.”

Fourth quarter 2013 Operational Results

The Company’s operational results for the fourth quarter of 2013 were as follows:

•	Total average monthly active accounts of the Company’s games[3] were 25 million, a decrease of 19% quarter-over-quarter and 34% year-over-year. The quarter-over-quarter decrease was mainly driven by a decline in active accounts of DDTank as the game has entered into a relatively mature phase, and a decline in active accounts of Wartune in China. The year-over-year decrease was mainly driven by a decline in active accounts of TLBB after the Company closed down certain game accounts during the year so as to further enhance the balance of the in-game economic system, a decline in active accounts of DDTank as the game has entered into a relatively mature phase, and a decline in active accounts of Wartune in China.

[3]

Calculated as the simple average of the sum of monthly active accounts of all of the MMO games, Web games and mobile games operated by the Company and its wholly-owned and/or majority-owned subsidiaries during the quarter. Monthly active accounts for games are defined as game accounts that were logged in at least once during the month.

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•	Total average monthly active accounts of the Company’s platform channels[4] were 149 million, an increase of 51% quarter-over-quarter and 93% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to the promotion, acquisition and launch of multiple software applications for PCs and mobile devices in the fourth quarter of 2013.

Fourth quarter 2013 Unaudited Financial Results

Revenues

Total revenues for the fourth quarter of 2013 increased 6% quarter-over-quarter and 12% year-over-year to US$194.9 million, and were in line with the Company’s guidance.

Online game revenues increased 6% quarter-over-quarter and 9% year-over-year to US$172.0 million, and were in line with the Company’s guidance. The quarter-over-quarter and year-over-year increase was mainly due to increased revenue from TLBB after the release of the major expansion pack “New TLBB” in the fourth quarter of 2013.

Online advertising revenues increased 3% quarter-over-quarter and 35% year-over-year to US$16.9 million, and were in line with the Company’s guidance. The quarter-over-quarter increase was mainly due to an increase in advertising spending by game companies to promote their games in the fourth quarter of 2013. The year-over-year increase was mainly due to an increase in advertising rates of the 17173 website during 2013.

Internet value-added services (“IVAS”) revenues, which consist of revenues generated from the operation of third-party web games by the 17173 business, increased 28% quarter-over-quarter and 85% year-over-year to US$1.4 million. The quarter-over-quarter increase was mainly due to the launch of new web games and increased spending by players in some of the web games operated by the 17173 business in the fourth quarter of 2013. The year-over-year increase was mainly due to more web games and a higher number of users playing web games operated by the 17173 business in the fourth quarter of 2013 compared with the same quarter last year.

Other revenues, which consist of cinema advertising revenues, increased 14% quarter-over-quarter and 119% year-over-year to US$4.6 million. The quarter-over-quarter and year-over-year increase was mainly due to increased advertising sales due to improvements in the sales function in the fourth quarter of 2013.

Gross profit

Both gross profit and non-GAAP gross profit increased 4% quarter-over-quarter and 10% year-over-year to US$159.6 million. Both gross margin and non-GAAP gross margin were 82%, compared with 84% in the third quarter of 2013 and 84% in the fourth quarter of 2012.

Gross profit of the online games business increased 4% quarter-over-quarter and 7% year-over-year to US$146.0 million. Non-GAAP gross profit of the online games business increased 4% quarter-over-quarter and 7% year-over-year to US$146.1 million. Both gross margin and non-GAAP gross margin of the online games business were 85%, compared with 87% in the third quarter of 2013 and 86% in the fourth quarter of 2012. The quarter-over-quarter and year-over-year decreases in gross margin and non-GAAP gross margin for the online games business were mainly due to additional costs of licensed MMO, Web and mobile games that were launched in the fourth quarter of 2013.

[4]	Calculated as the simple average of the sum of the monthly unique visitors to the Company’s web game operation platform, the 17173 website and 17173’s non-game products, plus the monthly logged-in accounts of non-game applications during the quarter. As the acquisition of the RaidCall Business was completed in late December, the monthly logged-in accounts of RaidCall are not included.

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Both gross profit and non-GAAP gross profit of the online advertising business decreased 9% quarter-over-quarter and increased 14% year-over-year to US$12.0 million. Both gross margin and non-GAAP gross margin of the online advertising business were 71%, compared with 80% in the third quarter of 2013 and 84% in the fourth quarter of 2012. The quarter-over-quarter decreases in gross margin and non-GAAP gross margin for the online advertising business were mainly due to higher content fees in the fourth quarter of 2013. The year-over-year decreases in gross margin and non-GAAP gross margin for the online advertising business were mainly because of an increase in salary and benefits expenses in the fourth quarter of 2013 due to an increase in headcount and higher content fees.

Both gross profit and non-GAAP gross profit for IVAS increased 56% quarter-over-quarter and 102% year-over-year to US$1.1 million. Both gross margin and non-GAAP gross margin for IVAS were 75%, compared with 61% in the third quarter of 2013 and 68% in the fourth quarter of 2012. The quarter-over-quarter and year-over-year increases in gross margin and non-GAAP gross margin for IVAS were mainly due to an increase in IVAS revenues in the fourth quarter of 2013.

Both gross profit and non-GAAP gross profit of other business were US$0.5 million. This compares with gross loss and non-GAAP gross loss of US$0.7 million in the third quarter of 2013 and US$2.3 million in the fourth quarter of 2012.

Operating expenses

Total operating expenses were US$130.4 million, an increase of 83% quarter-over-quarter and 156% year-over-year.

Product development expenses were US$43.2 million, an increase of 42% quarter-over-quarter and 100% year-over-year. The quarter-over-quarter increase was mainly because of an increase in licensing fees incurred for third-party games, the hiring of game and software engineers and an increase in related salary and benefits expenses in the fourth quarter of 2013. The year-over-year increase was mainly due to the hiring of game and software engineers and an increase in related salary and benefits expenses.

Sales and marketing expenses were US$69.2 million, an increase of 146% quarter-over-quarter and 249% year-over-year. The quarter-over-quarter and year-over-year increases in sales and marketing expenses were mainly because of higher advertising costs for the promotion of software applications for PCs and mobile devices as part of the Company’s initiative to develop its platform business, and higher advertising costs for the promotion of the newly launched New TLBB, which is a major expansion pack for TLBB, and new mobile games, as well as an increase in salary and benefits expenses in the fourth quarter of 2013.

General and administrative expenses were US$18.1 million, an increase of 39% quarter-over-quarter and 90% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in headcount and related salary and benefits expenses.

Operating profit

Operating profit decreased 64% quarter-over-quarter and 69% year-over-year to US$29.1 million. Operating margin was 15%, compared with 45% in the third quarter of 2013 and 54% in the fourth quarter of 2012.

Non-GAAP operating profit decreased 64% quarter-over-quarter and 69% year-over-year to US$29.5 million. Non-GAAP operating margin was 15%, compared with 45% in the third quarter of 2013 and 55% in the fourth quarter of 2012.

Income tax expense

In December 2013, the Company’s main operating entity in China was approved as a “2013 and 2014 Key National Software Enterprise,” and is subject to a preferential corporate income tax rate of 10% for the tax years 2013 and 2014.

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The Company had previously recorded income tax expense for 2013 based on a corporate income tax rate of 15%. After adjusting for the tax refund anticipated from applying the lower new tax rate in 2013, income tax benefit was US$7.7 million in the fourth quarter of 2013. This compares with income tax expense of US$13.6 million in the third quarter of 2013 and US$17.7 million in the fourth quarter of 2012.

Net income

Net income decreased 41% quarter-over-quarter and 46% year-over-year to US$43.0 million. Net margin was 22%, compared with 40% in the third quarter of 2013 and 46% in the fourth quarter of 2012.

Non-GAAP net income decreased 41% quarter-over-quarter and 46% year-over-year to US$43.3 million. Non-GAAP net margin was 22%, compared with 40% in the third quarter of 2013 and 46% in the fourth quarter of 2012.

The quarter-over-quarter and year-over-year decreases in net margin and non-GAAP net margin were primarily the result of increased salary and benefits expenses due to an increase in headcount and higher advertising costs for the promotion of software applications for PCs and mobile devices as part of the Company’s initiative to develop its platform business. The increase in these operating expenses exceeded the increase in total revenues.

Net income attributable to mezzanine classified non-controlling interests

Net income attributable to mezzanine classified non-controlling interests and non-GAAP net income attributable to mezzanine classified non-controlling interests was zero in the third and fourth quarter of 2013, a decrease of 100% year-over-year. The reduction is attributable to 7Road having become a wholly-owned subsidiary of Changyou on June 5, 2013. Please refer to the section “Notes to Financial Information,” for further details.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited decreased 41% quarter-over-quarter and 43% year-over-year to US$43.0 million. Fully-diluted earnings per ADS attributable to Changyou.com Limited were US$0.81, down from US$1.36 in the third quarter of 2013 and US$1.41 in the fourth quarter of 2012. Net margin attributable to Changyou.com Limited was 22%, compared with 40% in the third quarter of 2013 and 43% in the fourth quarter of 2012.

Non-GAAP net income attributable to Changyou.com Limited decreased 41% quarter-over-quarter and 43% year-over-year to US$43.3 million, and exceeded the Company’s guidance by US$21.3 million. Non-GAAP fully-diluted earnings per ADS attributable to Changyou.com Limited were US$0.82, compared with US$1.37 in the third quarter of 2013 and US$1.42 in the fourth quarter of 2012. Non-GAAP net margin attributable to Changyou.com Limited was 22%, compared with 40% in the third quarter of 2013 and 44% in the fourth quarter of 2012.

Liquidity

As of December 31, 2013, Changyou had a combined balance of cash and cash equivalents and short-term investments of US$551.3 million, an increase from US$525.6 million as of September 30, 2013. Operating cash flow for the fourth quarter of 2013 was a net inflow of US$83.0 million.

As of December 31, 2013, Changyou had short-term bank loans of US$410.3 million and current and non-current restricted time deposits of US$424.7 million, compared with short-term bank loans of US$354.0 million and current and non-current restricted time deposits of US$365.7 million as of September 30, 2013.

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Fiscal Year 2013 Unaudited Financial Results

Revenues

Total revenues in 2013 increased to US$737.9 million, up 18% year-over-year from 2012.

Online game revenues increased to US$669.2 million, up 17% year-over-year from 2012. The increase was mainly due to increased revenue from TLBB and the growth of Wartune overseas in 2013.

Online advertising revenues, which consist of revenues generated from the 17173 business, increased to US$50.0 million, up 18% year-over-year from 2012. The increase was mainly due to an increase in advertising rates of the 17173 website and better advertising sales in 2013.

IVAS revenues, which consist of revenues generated from the operation of third-party web games by the 17173 business, increased 25% year-over-year to US$5.4 million. The increase was mainly due to more web games and a higher number of users playing web games operated by the 17173 business in 2013.

Other revenues, which consist of cinema advertising revenues, increased to US$13.3 million, up 113% year-over-year from 2012. The increase was mainly due to increased advertising sales in 2013 due to improvements in the sales function.

Gross profit

Gross profit increased to US$611.4 million, up 18% from 2012. Non-GAAP gross profit increased to US$611.5 million, up 18% from 2012. Both gross margin and non-GAAP gross margin were 83%, compared with 83% in 2012.

Both gross profit and non-GAAP gross profit of the online games business increased to US$575.9 million, up 17% from 2012. Both gross margin and non-GAAP gross margin of the online games business were 86%, compared with 87% in 2012.

Gross profit of the online advertising business increased to US$36.2 million, up 1% from 2012. Non-GAAP gross profit of the online advertising business was US$36.2 million and was essentially flat from 2012. Gross margin and non-GAAP gross margin of the online advertising business were 72%, compared with 85% in 2012. The decline in gross margin was mainly due to an increase in salary and benefits expenses in 2013 due to an increase in headcount.

Both gross profit and non-GAAP gross profit for IVAS increased 29% year-over-year to US$3.6 million. Both gross margin and non-GAAP gross margin for IVAS were 67%, compared with 65% in 2012.

Both gross loss and non-GAAP gross loss of other business was US$4.2 million, compared with US$13.8 million in 2012. The reduction in gross loss and non-GAAP gross loss of other business was mainly due to an increase in other revenues in 2013 due to improvements in the sales function.

Operating expenses

Total operating expenses were US$305.9 million, up 79% from 2012.

Product development expenses were US$119.9 million, up 63% from 2012. The increase in product development expenses was mainly due to the hiring of game and software engineers and an increase in related salary and benefits expenses in 2013.

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Sales and marketing expenses were US$128.8 million, up 112% from 2012. The increase in sales and marketing expenses was mainly due to higher advertising costs for the promotion of software applications for PCs and mobile devices as part of the Company’s initiative to develop its platform business, and higher advertising costs for the promotion of new MMO games, mobile games and expansion packs, and an increase in salary and benefits expenses in 2013.

General and administrative expenses were US$57.2 million, up 71% from 2012. The increase in general and administrative expenses was mainly due to an increase in headcount and related salary and benefits expenses in 2013.

Operating profit

Operating profit was US$305.5 million, down 12% from 2012. Operating margin was 41%, compared with 56% in 2012.

Non-GAAP operating profit was US$306.8 million, down 14% from 2012. Non-GAAP operating margin was 42%, compared with 57% in 2012.

Income tax expense

In December 2013, the Company’s main operating entity was approved as a “2013 and 2014 Key National Software Enterprise,” and is subject to a preferential corporate income tax rate of 10% for the tax years 2013 and 2014. As a result, income tax expense was US$36.4 million in 2013, down 46% year-over-year from 2012.

Net income

Net income decreased to US$286.4 million, down 2% from 2012. Net margin was 39%, compared with 47% in 2012.

Non-GAAP net income decreased to US$287.7 million, down 5% from 2012. Net margin was 39%, compared with 48% in 2012.

Net income attributable to mezzanine classified non-controlling interests

Net income attributable to mezzanine classified non-controlling interests and non-GAAP net income attributable to mezzanine classified non-controlling interests increased 59% year-over-year to US$17.8 million.

The year-over-year increase mainly reflects increases in the estimated redemption value of the mezzanine classified non-controlling interests in 7Road. Please refer to the section “Notes to Financial Information,” for further details.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$268.6 million, down 5% from 2012. Fully-diluted earnings per ADS attributable to Changyou.com Limited were US$5.04, down from US$5.29 in 2012. Net margin attributable to Changyou.com Limited was 36%, compared with 45% in 2012.

Non-GAAP net income attributable to Changyou.com Limited was US$269.9 million, down 7% from 2012. Non-GAAP fully-diluted earnings per ADS attributable to Changyou.com Limited were US$5.06, down from US$5.43 in 2012. Non-GAAP net margin attributable to Changyou.com Limited was 37%, compared with 47% in 2012.

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Other Business Developments

Changyou Launched TLBB (mobile version)

On October 29, 2013, Changyou began open beta testing of a new mobile game, TLBB (mobile version). This is a battle card and strategy game that is adapted from Louis Cha’s popular martial arts novel of the same name. Players experience classic plotlines from the original novel and must collect cards of various martial arts characters to form teams of a maximum of six cards and strategize on team composition and the placement of cards in order to compete effectively with other players and advance in the game.

Changyou Completes Acquisition of Controlling Interest in the RaidCall Business

On December 24, 2013, Changyou completed the acquisition of 62.5% of the equity interests, on a fully-diluted basis, of a company that holds the RaidCall Business for US$47.6 million in cash. The RaidCall Business was consolidated into Changyou’s financial statements commencing December 31, 2013.

Changyou Announces New Employee Incentive Plans

Changyou’s business has scaled significantly over the past several years since its initial public offering in April 2009. The Company has entered new businesses and product segments, and set up operations overseas, while continuing to run and manage a successful online games business in China. As part of the Company’s growth and expansion, the Company hired more game and software engineers, and its total employee base has now reached a considerable size. The Company also operates in an industry in which its success is largely dependent on the quality of its human capital. The Company competes not only with other online game companies for talent, but also with larger Internet companies that have, or may have in the future, businesses that compete with the Company. In order to compete effectively for talent in such a marketplace, to facilitate the management of a larger number of employees, and to encourage employees to align their interests more closely with the Company’s, the Company today announced three new employee incentive plans with terms of 10 years, under which the Company will pay compensation to employees based on the profits of the Company, or the profits of specified projects. These employee incentive plans were approved by the Company’s Board of Directors on February 8, 2014.

Eligible employees will receive a cash award from the plans as a bonus based on the number of employee incentive instruments they hold in the plans. The first employee incentive plan is known as the “Company-Wide Plan.” Under this plan, the Company will distribute up to 5% of the annual adjusted net profits of the Company to eligible employees who participate in the plan. The second employee incentive plan is known as the “Full Responsibility Plan,” and the Company will distribute up to 5% of the annual adjusted net profits of the Company to eligible employees who participate in this plan. Combined, these two plans will distribute up to 10% of the annual adjusted net profits of the Company. The third employee incentive plan is structured to allow eligible employees of a specified project of the Company to share in up to 20% of the adjusted net profits of the specified project as if they were each an “owner” of the specified project. This third plan is known as the “Share the Love Plan.”

Eligible employees will participate in these plans by paying an amount to purchase instruments that will entitle them, while they are employed by Changyou, to receive annual compensation under the plan. After fulfilling certain conditions, employees will be entitled to sell their instruments to other employees at any time during their employment with Changyou at a negotiated price or sell their instruments back to Changyou, subject to certain conditions, at the principal amount when they leave the Company.

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Through these three plans, the Company aims to introduce an innovative new profit-sharing model. The Company’s management believes the implementation of these plans will grant these employees a sense of ownership in the Company and encourage an entrepreneurial spirit, as well as provide additional incentive to participating employees to work toward strong results within their areas of responsibility, which will be of benefit not only to those employees, but to the Company and its shareholders as a whole.

An Update on Changyou’s Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

Under the share repurchase program, Changyou’s ADSs may be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management will determine the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of Changyou’s ADSs and other factors. The purchase program may be suspended or discontinued at any time.

As of December 31, 2013, Changyou had repurchased 590,500 Changyou ADSs under the share repurchase program at an aggregate cost of US$17.3 million.

Business Outlook

For the first quarter of 2014, Changyou expects:

•	Total revenues to be between US$174 million and US$180 million, including online game revenues of US$160 million to US$165 million and online advertising revenues of US$8 million to US$9 million. The expected decline in online game revenues from the fourth quarter is mainly because of lower projected revenues from TLBB, as the Company will not launch an expansion pack for the game in the first quarter. The expected decline in online advertising revenues from the fourth quarter is mainly because the first quarter is typically a seasonally slow quarter for the online advertising business.

•	Non-GAAP net loss attributable to Changyou.com Limited to be between US$16 million and US$22 million. The expected non-GAAP net loss attributable to Changyou.com Limited is because total revenues are expected to decrease as described in the preceding paragraph, and the Company plans to increase expenditures on marketing of software applications for PCs and mobile devices in China and overseas, and to increase its investment in human capital.

•	Non-GAAP fully diluted loss per ADS attributable to Changyou.com Limited to be between US$0.30 and US$0.42.

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$0.5 million and US$1.0 million, increasing fully diluted loss per ADS attributable to Changyou.com Limited by US$0.01 to US$0.02.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

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Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Mezzanine equity consists of non-controlling interests in 7Road and a put option that gives the non-controlling shareholders the right to put their shares to Changyou at a pre-determined price if 7Road achieves specified performance milestones before the expiry of the put option and 7Road does not complete an initial public offering on NASDAQ, the New York Stock Exchange or The Stock Exchange of Hong Kong. The put option will expire in 2014. Non-controlling interests of 7Road and the put option are classified as mezzanine equity in Changyou’s consolidated balance sheets, as redemption of the non-controlling interests is not solely within the control of Changyou.

In accordance with ASC subtopic 480-10, Changyou accretes the balance of non-controlling interests to its redemption value over the period from the date of the 7Road acquisition to the earliest exercise date of the put right. Any subsequent changes in the redemption value are considered to be changes in accounting estimates and are also recognized over the same period as net income attributable to mezzanine classified non-controlling interests.

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On May 1, 2013, Changyou entered into an agreement to acquire all of the ordinary shares of 7Road held by the non-controlling shareholders. The acquisition was completed on June 5, 2013. Under ASC 810-10, changes in a parent’s ownership interest while the parent retains control of its subsidiary are accounted for as equity transactions, and do not impact net income or comprehensive income in the consolidated financial statements. Following the closing of the acquisition, US$2.4 million, representing the excess of the amount of the mezzanine-classified non-controlling interests in 7Road over the purchase price as of the closing date, was recorded in the Company’s equity accounts.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, February 10, 2014 (8 p.m. Beijing/Hong Kong, February 10, 2014).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+1-631-514-2526
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9: 00 a.m. Eastern Time on February 10, 2014 through February 17, 2014. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	7557362

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://ir.changyou.com/.

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About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes several of the most popular online games in China, such as Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and Wartune (also known as Shen Qu) and DDTank, which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China, and various game platforms, such as the 37wanwan.com Website. Tens of millions of users play Changyou’s games and visit the 17173.com Website every month. For mobile devices, Changyou is developing games and software applications for everyday use. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investor Relations

Changyou.com Limited

Tel:          +86 (10) 6861-3688

E-mail:     ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel:          +1 (480) 614-3003

E-mail:     jbloker@ChristensenIR.com

12 of 19

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2013	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
			(a)		(a)
Revenues:
Online game	$171,958	$161,494	$158,159	$669,168	$570,346
Online advertising	16,863	16,406	12,503	49,998	42,525
IVAS	1,448	1,132	783	5,402	4,307
Others	4,582	4,036	2,096	13,307	6,251

Total revenues	194,851	183,068	173,541	737,875	623,429

Cost of revenues:
Online game (includes share-based compensation expense of $24, $38, $45, $71 and $239 respectively)	25,926	21,750	21,916	93,306	76,432
Online advertising (includes share-based compensation expense of $7, $7, $16, $30 and $67 respectively)	4,912	3,211	2,053	13,827	6,535
IVAS	368	440	249	1,786	1,509
Others	4,063	4,737	4,359	17,518	20,046

Total cost of revenues	35,269	30,138	28,577	126,437	104,522

Gross profit	159,582	152,930	144,964	611,438	518,907

Operating expenses:
Product development (includes share-based compensation expense of $88, $124, $310, $475 and $1,854, respectively)	43,158	30,305	21,614	119,909	73,755
Sales and marketing (includes share-based compensation expense of $29, $35, $36, $74 and $326 respectively)	69,226	28,127	19,844	128,830	60,639
General and administrative (includes share-based compensation expense of $181, $127, $233, $624 and $1,183 respectively)	18,059	12,999	9,518	57,191	33,514
Impairment of acquired intangibles via acquisition of businesses (b)	0	0	0	0	2,906

Total operating expenses	130,443	71,431	50,976	305,930	170,814

Operating profit	29,139	81,499	93,988	305,508	348,093

Interest income	5,938	5,727	3,020	19,620	13,639
Foreign currency exchange (loss)	(1,218)	(1,184)	(382)	(5,936)	(558)
Other income / (expense)	1,416	381	738	3,613	(173)

Income before income tax expense	35,275	86,423	97,364	322,805	361,001
Income tax benefit / (expense)	7,724	(13,595)	(17,711)	(36,383)	(67,405)

Net income	42,999	72,828	79,653	286,422	293,596
Less: Net income attributable to mezzanine classified non-controlling interests	0	0	4,495	17,780	11,196

Net income attributable to Changyou.com Limited	$42,999	$72,828	$75,158	$268,642	$282,400

Basic net income per ADS attributable to Changyou.com Limited	$0.81	$1.37	$1.42	$5.06	$5.35

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,915	53,266	52,881	53,126	52,828

Diluted net income per ADS attributable to Changyou.com Limited	$0.81	$1.36	$1.41	$5.04	$5.29

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,013	53,371	53,443	53,338	53,396

Note:

(a)	In order to provide investors and the Company’s management with a better foundation for understanding the Company’s performance, both revenues and cost of revenues generated from the operation of third-party web games by the 17173 business were separately recorded under IVAS in the third and fourth quarter of 2013 and for the full year 2013. To conform to current period presentations, the relevant amounts for prior periods have been reclassified from online game business accordingly. Such reclassifications amounted to US$0.8 million in revenues, and US$0.2 million in cost of revenues, for the three months ended December 31, 2012, and US$4.3 million in revenues, and US$1.5 million in cost of revenues, for the twelve months ended December 31, 2012.
(b)	There was US$2.9 million in impairment of intangibles via acquisitions of businesses for the twelve months ended December 31, 2012.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2013	As of Dec. 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$548,484	$366,639
Accounts receivable, net	35,996	23,364
Short-term investments	2,827	51,720
Restricted time deposits	393,019	116,140
Prepaid and other current assets	64,850	29,540

Total current assets	1,045,176	587,403

Non-current assets:
Fixed assets, net (a)	246,674	64,828
Goodwill	180,252	134,921
Intangible assets, net	73,395	54,249
Restricted time deposits	31,655	130,459
Deferred tax assets	958	5,000
Other assets, net (a)	7,102	137,653

Total non-current assets	540,036	527,110

TOTAL ASSETS	$1,585,212	$1,114,513

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$43,842	$43,659
Accounts payable and accrued liabilities	144,747	111,596
Short-term bank loans	410,331	113,000
Tax payables	31,214	17,825
Deferred tax liabilities	18,814	11,878

Total current liabilities	648,948	297,958

Long-term liabilities:
Long-term bank loans	0	126,353
Long-term contingent consideration	4,162	0
Long-term deferred tax liabilities	12,334	7,824
Long-term accounts payable	6,252	12,683

Total long-term liabilities	22,748	146,860

Total liabilities	671,696	444,818
MEZZANINE EQUITY
Total mezzanine equity	0	61,810
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	896,338	607,885
Non-controlling interests	17,178	0

Total shareholders’ equity	913,516	607,885

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$1,585,212	$1,114,513

Note:

(a)	US$126.0 million of the decrease in other non-current assets and the corresponding increase in fixed assets were related to an office building for which construction was completed in the first quarter of 2013. The amount was reclassified from other non-current assets to fixed assets after title for the building was transferred to the Company. The Company is using this office building as its headquarters in Beijing.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2013
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact	Change in fair value of contingent liabilities
Online game gross profit	$146,032	24	0	0	146,056
Online advertising gross profit	11,951	7	0	0	11,958
IVAS gross profit	1,080	0	0	0	1,080
Other gross loss	519	0	0	0	519

Gross profit	$159,582	31	0	0	159,613

Gross margin	82%				82%

Operating profit	$29,139	329	0	0	29,468

Operating margin	15%				15%

Net income	$42,999	329	0	0	43,328

Net income attributable to Changyou.com Limited	$42,999	329	0	0	43,328

Net margin attributable to Changyou.com Limited	22%				22%

Diluted net income per ADS attributable to Changyou.com Limited	$0.81				0.82

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,013				53,058

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2013
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact	Change in fair value of contingent liabilities
Online game gross profit	$139,744	38	0	0	139,782
Online advertising gross profit	13,195	7	0	0	13,202
IVAS gross profit	692	0	0	0	692
Other gross loss	(701)	0	0	0	(701)

Gross profit	$152,930	45	0	0	152,975

Gross margin	84%				84%

Operating profit	$81,499	331	0	0	81,830

Operating margin	45%				45%

Net income	$72,828	331	0	0	73,159

Net income attributable to Changyou.com Limited	$72,828	331	0	0	73,159

Net margin attributable to Changyou.com Limited	40%				40%

Diluted net income per ADS attributable to Changyou.com Limited	$1.36				1.37

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,371				53,407

Note:

(b)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2012
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact	Change in fair value of contingent liabilities
Online game gross profit	$136,243	45	0	0	136,288
Online advertising gross profit	10,450	16	0	0	10,466
IVAS gross profit	534	0	0	0	534
Other gross loss	(2,263)	0	0	0	(2,263)

Gross profit	$144,964	61	0	0	145,025

Gross margin	84%				84%

Operating profit	$93,988	640	0	0	94,628

Operating margin	54%				55%

Net income	$79,653	640	0	0	80,293

Net income attributable to Changyou.com Limited	$75,158	640	0	0	75,798

Net margin attributable to Changyou.com Limited	43%				44%

Diluted net income per ADS attributable to Changyou.com Limited	$1.41				1.42

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,443				53, 530

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2013
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact	Change in fair value of contingent liabilities
Online game gross profit	$575,862	71	0	0	575,933
Online advertising gross profit	36,171	30	0	0	36,201
IVAS gross profit	3,616	0	0	0	3,616
Other gross loss	(4,211)	0	0	0	(4,211)

Gross profit	$611,438	101	0	0	611,539

Gross margin	83%				83%

Operating profit	$305,508	1,274	0	0	306,782

Operating margin	41%				42%

Net income	$286,422	1,274	0	0	287,696

Net income attributable to Changyou.com Limited	$268,642	1,274	0	0	269,916

Net margin attributable to Changyou.com Limited	36%				37%

Diluted net income per ADS attributable to Changyou.com Limited	$5.04				5.06

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,338				53,388

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2012
	GAAP	Non-GAAP adjustments			Non-GAAP
		Share-based compensation expense (a)	Impairment of intangibles via acquisitions of businesses and the related tax impact (b)	Change in fair value of contingent liabilities (c)
Online game gross profit	$493,914	239	0	0	494,153
Online advertising gross profit	35,990	67	0	0	36,057
IVAS gross profit	2,798	0	0	0	2,798
Other gross loss	(13,795)	0	0	0	(13,795)

Gross profit	$518,907	306	0	0	519,213

Gross margin	83%				83%

Operating profit	$348,093	3,669	2,906	0	354,668

Operating margin	56%				57%

Net income	$293,596	3,669	2,268	2,195	301,728

Net income attributable to Changyou.com Limited	$282,400	3,669	2,268	2,195	290,532

Net margin attributable to Changyou.com Limited	45%				47%

Diluted net income per ADS attributable to Changyou.com Limited	$5.29				5.43

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,396				53,533

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.
(b)	For the twelve months ended December 31, 2012, there was US$2.9 million in impairment of intangibles via acquisitions of businesses.
(c)	For the twelve months ended December 31, 2012, there was an increase in the fair value of contingent liabilities related to the 7Road acquisition of US$2.2 million due to the Company’s expectation that 7Road would exceed specified performance targets in 2012 set out in the acquisition contract.

19 of 19

Exhibit 99.2

Changyou Announces Management Change

Beijing, China, February 10, 2014 – Changyou.com Limited (“Changyou”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced the resignation of chief financial officer (“CFO”), Mr. Alex Ho, who is leaving his position to start his own business. His resignation is effective March 4, 2014, after the Company files its annual report on Form 20-F for the year ended December 31, 2013. Ms. Erin Sheng, currently finance director at Changyou, will assume the role of interim CFO following Mr. Ho’s departure. Changyou is in the process of searching for a permanent chief financial officer.

Mr. Tao Wang, chief executive officer, commented, “We wish to thank Alex for his extraordinary leadership and contributions to Changyou over the past seven years. As CFO, he helped us navigate through our initial public offering, and led various key strategic acquisitions that accelerated the growth of our business. He also oversaw and stewarded the company’s solid financial position, set up effective systems for financial management and internal controls that are integral parts of our business management processes, and built key relationships with the financial and investor community. We wish him the very best in his future endeavors.”

Ms. Erin Sheng has been with Changyou since May 2008 and is currently finance director. She leads the finance department and is responsible for managing Changyou’s daily financial operations in terms of financial reporting and planning, tax and treasury. She also participated in various strategic financial projects of Changyou. Prior to joining Changyou, Ms. Sheng was senior finance manager and head of investor relations of Sohu.com Inc. She holds a Bachelor’s degree in Management from Peking University.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes several of the most popular online games in China such as Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and Wartune (also known as Shen Qu) and DDTank, which are two popular web games in China. Changyou also owns and operates the 17173 Website, a leading game information portal in China, and various game platforms such as 37wanwan.com. Tens of millions of users play Changyou’s games and visit the 17173 Website every month. For mobile devices, Changyou is developing games and software applications for everyday use. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes proprietary 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

1

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the continuing global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2013, and other filings with the Securities and Exchange Commission.

Contact information:

In China:

Ms. Angie Chang

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

2